Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57430-8

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

October 6, 2006
BY COURIER & FILED BY EDGAR
MAIL STOP: 4561

The United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4561

Attention: Mr. Mark P. Shuman, Branch Chief - Legal

Dear Mr. Shuman:

PlayBOX (US) Inc.
Registration Statement on Form SB-2
Filed June 8, 2006
SEC File No. 333-134852

We write on behalf of PlayBOX (US) Inc. (the “Company” or “PlayBOX”) in response to the Staff’s letter of July 5, 2006 signed by Mr. Mark P. Shuman, Branch Chief - Legal of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amendment No. 1 to the Registration Statement on Form SB-2 (as revised, the “Form SB-2/A1”). We enclose with this letter two copies of the Form SB-2/A1, plus two copies that have been redlined to show the changes from the previous Form SB-2 filing.

In addition to the Form SB-2/A1, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined have the same meanings given such terms in the Form SB-2/A1.

FORM SB-2 General

1.	Please provide us with copies of any additional artwork or diagrams you intend to use as soon as possible for our review and comment. In addition, we note we are unable to read the detail on many of the screenshots such as the one on page 35. Please provide us with a more legible copies of the artwork for our review.

In response to the Staff’s comment, the Company has decided to delete all screenshots from the prospectus. In addition, the Company confirms that there is no additional artwork or diagrams that it intends to use in the prospectus.

Cover Page

2.

Please delete numbered paragraphs (1)-(4), as detailed information of this type is not necessary or appropriate for cover page presentation. Also delete the first sentence of the summary as well as the second paragraph of the summary, as specialized definitions do not appear necessary to an understanding of your document.

In response to the Staff’s comment, the Company has deleted the numbered paragraphs (1)-(4) on the cover page, the first sentence of the summary and the second paragraph of the summary.

Table of Contents, page 3

3.	The Table of Contents should contain references to the location of the most significant parts of your document. As such, please delete the references to each specific risk factor and each subheading.

In response to the Staff’s comment, the Company has deleted the references to each specific risk factor and each subheading from the Table of Contents.

Prospectus Summary, page 7

4.

Please expand the fifth paragraph under the heading “Our Business” to describe concisely the nature of the rights to “commercially exploit the PlayBOX software” that you received and the nature of the “intellectual property underlying the PlayBOX application” and how those rights differ from or extend the rights to “commercially exploit”. To the extent there are material scope of use or other limitations with respect to the technology, those restrictions on your technology ownership rights should be briefly described. Furthermore, the significance of the termination of the “agency exploitation agreement” and why that event is of sufficient significance to justify presentation in the summary is not clear. Please revise as appropriate. Also, please cross-reference to the specific page of your filing where the technology description and acquisition process is described in appropriate detail.

Based on the content of this comment, the Company believes that the Staff meant to refer to the sixth, rather than the fifth, paragraph under the heading “Our Business”. In response to the Staff’s comment, the Company has revised this paragraph to clarify that PlayBOX UK acted as an agent under the agency exploitation agreement to seek income-earning opportunities on behalf of licensees of the PlayBOX application. Seeking such income-earning opportunities is what is meant by the phrase “commercially exploit the PlayBOX software.” The Company has also revised the language regarding the “intellectual property underlying the PlayBOX application” to clarify that the Company has acquired all intellectual property rights to the PlayBOX application. As such, the there are no material scope of use or other limitations with respect to the PlayBOX technology.

In further response to the Staff’s comment, the Company has revised this paragraph to clarify the significance of the termination of the agency exploitation agreement, which is that although PlayBOX UK is continuing to work to exploit commercial opportunities with respect to the PlayBOX application, PlayBOX UK is no longer doing so as an agent of third-party licensees, but rather as the wholly-owned subsidiary of the Company, which is the owner of the intellectual property rights. In addition, the Company has added cross-references to the specific pages of the prospectus that provide details with respect to the PlayBOX technology and the process by which the Company acquired the intellectual property rights to this technology.

Risk Factors

Risks Related to our Business and Financial Condition

If we are unable to obtain additional financing, page 11

5.

We note that certain of your risk factors lack qualitative or quantitative data that is helpful to investors in understanding the risk factor presented. For example, in this risk factor please include how much additional funding is required to operate over the next 12 months and disclose how much cash you have on hand. Please revise your risk factor disclosure where applicable, to provide qualitative and quantitative data.

In response to the Staff’s comment, the Company has revised the referenced risk factor to include how much additional funding the Company requires to operate over the next 12 months and how much cash the Company has on hand. In addition, the Company has also revised the first risk factor, “As we have a limited operating history…” to include quantitative information about the Company’s limited revenues since inception. In addition, please note that the Company had already included quantitative information regarding its history of losses in the risk factor “We have a history of losses…”.

As we contract our software development…, page 14

6.

We note that in this risk factor and in other sections you discuss “arm’s length” companies. Please revise to clarify what is meant by an “arm’s length” company. If you seek to describe arms’ length negotiations, please disclose the factors you considered to determine the negotiations with each company were at arm’s length.

The references to “arm’s length” entities were intended to refer to unrelated parties, that is, parties that do not share any officers or directors and that have less than 10% of their shareholders in common. In response to the Staff’s comment, the Company has revised the references to “arm’s length” entities to refer to entities that are “not related” or that are “unrelated”.

7.	Please advise why you have not filed your development contract with Xeris S.R.O.

The Company has not, and does not intend to, enter into a development contract with Xeris S.R.O. To date, the Company has hired Xeris on a project-by-project basis pursuant to purchase orders in the ordinary course of the Company’s business, and the Company plans to follow this same procedure going forward. In response to the Staff’s comment, the Company has revised this risk factor to clarify that the Company anticipates outsourcing software upgrades and developments to Xeris (or another website designer) on a project-by-project basis.

Selling Stockholders, page 18

8.

A description of all material transactions with a selling security holder that took place within the past three years must be provided to conform to the requirements of Item 507 of Regulation S-K. Please revise to disclose clearly for each selling security holder the transactions by which they received their shares subject to resale. We note cross-references in your footnotes to other sections where the material terms of the transaction are contained may be appropriate. You should also identify the creditor who converted $130,000 in loans throughout the document. Describe the transactions through which these funds were loaned.

In response to the Staff’s comment, the Company has annotated the table to clearly disclose for each selling security holder the transactions by which they received their shares subject to resale. In addition, the Company has identified the creditor who converted $130,000 in loans and has indicated that these funds were loaned to the Company pursuant to a promissory note.

9.

While the fee table and the front cover disclose that 9,850,139 shares are being registered, the table in the section appears to include only 9,830,139 shares. Please reconcile the disparity or otherwise advise us.

In response to the Staff’s comment, the Company confirms that there are 9,850,139 shares being registered. The Company inadvertently listed one of the selling stockholders as holding 500,000 shares, rather than the correct number of 520,000 shares. The Company has made this revision to the table.

10.	Please continue to update your selling stockholder information as of a recently practicable date prior to filing your next amendment.

In response to the Staff’s comment, the Company has updated the selling stockholder information as of October 3, 2006.

Plan of Distribution, page 21

11.

You indicate that the selling security holders may engage in short sales. Please confirm that that you and the selling security holders are aware of interpretation A.65, of the July 1997 Publicly Available Telephone Interpretation Manual.

In response to the Staff’s comment, the Company has deleted the reference to short sales and confirms that it and the selling security holders are aware of interpretation A.65.

Directors, Executive Officers, Promoters and Control Persons

12.	Please disclose the time periods during which Mr. Burden was principally employed in the various positions that you identify.

In response to the Staff’s comment, the Company has disclosed this information.

13.

Please disclose in greater detail the specific experience Mr. Burden has in financial accounting and preparation of reports under the Exchange Act. Consider if risk factor disclosure is appropriate to alert investors of any risks associated with Mr. Burden’s apparently limited experience in managing a reporting company and serving as its principal financial (and chief accounting officer, if applicable).

In response to the Staff’s comment, the Company has added disclosure to indicate that Mr. Burden does not have experience in financial accounting and preparation of reports under the Exchange Act. In addition, the Company has added a risk factor to this effect.

14.	Please advise if Mr. Burden received compensation pursuant to Item 2 of the Letter Agreement dated April 13, 2004.

In response to the Staff’s comment, the Company confirms that Mr. Burden received compensation pursuant to Item 2 of the Letter Agreement dated April 13, 2004 in the form of 245,000 shares of PlayBOX UK issued to Mr. Burden prior to the execution of the Share Purchase Agreement. These shares were exchanged for 1,410,072 of the Company’s common shares upon completion of the Company’s acquisition of PlayBOX UK. No additional shares are issuable to Mr. Burden pursuant to his April 13, 2004 employment contracts. Disclosure to this effect is set forth in “Certain Relationships and Related Transactions—Robert Burden” and “Executive Compensation—Employment Agreements”.

Security Ownership of Certain Beneficial Owners and Management, page 25

15.

We note disclosure in this section that Laura Mouck is the director of N.D. Holdings Ltd. and that Stuart Ford is a designated partner and is the administrator of the Keydata Technology Partnership 1 LLP. However, the disclosure does not clearly identify whether Mr. Ford and Mrs. Mouck are the natural persons with sole or shared voting or dispositive power over the shares held of record by each of these shareholders. Please revise this section to identify clearly the natural person(s) with sole or shared voting or dispositive power over the shares. In revising this section, consider revising your discussion to describe clearly Messrs. Carter and Ford’s role in the Keydata Technology Partnership since it appears you are using them interchangeably.

In response to the Staff’s comment, the Company has revised its disclosure to clearly identify that Ms. Mouck and Mr. Ford have sole voting and dispositive power over the shares held of record by PlayBOX Inc. and Keydata Technology Partnership 1 LLP, respectively. In addition, the Company has revised its disclosure to clarify that Mr. Ford (not Mr. Carter) is the administrator of Keydata Technology Partnership 1 LLP. The previous reference to Mr. Carter was an inadvertent error.

Organization since Incorporation, page 29

16.

We note that there are numerous business transactions discussed in this section with little emphasis on their significance to the company or the business reasons for the transactions. Please revise to limit the text to a discussion of transactions that are material or necessary to a shareholder understanding of your company. As applicable, disclose the rationale behind the transactions discussed in this section including:

  The circumstances by which Annette Cocker was selected as president, secretary, treasurer and sole director and why she incorporated Boyd just ten days prior to entering into a letter of intent to exchange shares with PlayBOX (UK);

  Why the $200,000 fundraising minimum was instituted and why the share exchange occurred without raising the necessary $200,000;

  In addition to responding to comment 34 please address why you did not issue shares directly to Keydata Technology Partnership 1 LLP in exchange for online music application; please also disclose the consideration given by Keydata Technology in exchange for the PlayBOX technology; and

  Outlander’s role in forming PlayBOX UK in addition to standard administrative services. Please also advise as to the business rationale for establishing PlayBOX UK instead of conducting sales under PlayBOX Inc.

In response to the Staff’s comment, the Company has revised this section to clarify the significance and business reasons for the transactions discussed. The Company believes that the transactions discussed are material because they provide shareholders with an understanding of our corporate history. In particular, the Company has revised its disclosure to clarify that:

  Ms. Cocker was the initial founder of Boyd Holdings Inc. As such, at the incorporation of Boyd Holdings Inc., she became the president, secretary, treasurer and sole director. Ms. Cocker incorporated Boyd Holdings Inc. for the purpose of creating a corporate entity to enter into a letter of intent to acquire all of the issued and outstanding shares of PlayBOX UK and to pursue the necessary financing necessary to complete that acquisition.

  The $200,000 fundraising minimum was imposed by the shareholders of PlayBOX UK in order to ensure that the Company would have working capital necessary to fund its initial acquisition and organizational expenses and to provide for additional funds for PlayBOX UK’s business. The closing of the share exchange whereby the Company acquired PlayBOX UK did not occur until March 24, 2006, when PlayBOX UK had succeeded in raising the full $200,000 in financing.

  The Company could not complete the acquisition of intellectual property assets directly from the Keydata Technology Partnership 1 LLP due to the fact that the Keydata Technology Partnership 1 LLP originally held the intellectual property assets subject to a security interest in favour of a creditor. PlayBOX Inc. was able to structure a transaction whereby it was able to acquire the intellectual property and arrange for the discharge of the security interest held by the creditor. This transaction structure required that Keydata Technology Partnership 1 LLP incorporate a wholly owned subsidiary and that the intellectual property be assigned to the wholly owned subsidiary. Keydata Technology Partnership 1 LLP and PlayBOX Inc. then entered into a share exchange agreement whereby PlayBOX Inc. acquired all of the shares of the wholly owned subsidiary. As part of this acquisition, the security interest held by the creditor against the intellectual property was discharged. PlayBOX Inc. was then able to sell the intellectual property assets free and clear of any security interest to the Company.
  The Company has not provided greater detail on this transaction in the Form SB- 2 because the Company believes that such level of detail is not relevant or required as it relates to a transaction to which the Company was not a party.

  In addition to providing administrative services to PlayBOX UK, Outlander was one of PlayBOX UK’s founding shareholders. As a founding shareholder, Outlander was involved in the negotiation of the share exchange agreement.

In addition, please be advised that it is the Company’s understanding that PlayBOX Inc. and Outlander formed PlayBOX UK under the laws of the United Kingdom because PlayBOX UK’s principal business activities are in the United Kingdom. The Company has decided to operate through PlayBOX UK (our wholly-owned subsidiary) because our principal business activities are in the United Kingdom.

Description of Business

Corporate Organization of PlayBOX, page 30

17.

We note that the Timothy M. Cocker, Director of MIR Technologies LLC executed the Agency Exploitation Agreement. Please advise as to his relationship, if any with Annette Cocker. Please advise if there are relationships between the four entities discussed or Keydata and any of your affiliates or promoters.

In response to the Staff’s comment, the Company has revised this disclosure to indicate that Timothy M. Cocker is the husband of Annette Cocker. The Company has also revised its disclosure to this effect in “Certain Relationships and Related Transactions—Annette Cocker”. The Company is not aware of any other relationships between HBI Sales Private Limited, Zacan Holdings Proprietary Limited, ICT/Europtec Limited, MIR Technologies LLC or Keydata Technology Partnership 1 LLP and any of the Company’s affiliates or promoters.

18.

Please advise if Outlander Management provided any placement agent services or assisted in the fundraising activities. Please also disclose the relationship (beyond the shared director) between Azuracle and Outlander and advise if Azuracle is considered the successor company to Outlander. We note for example that PlayBOX (US), Outlander and Azuracle share the same principal offices.

In response to the Staff’s comment, the Company hereby advises the Staff that Outlander Management did not provide placement agent services or assist in fundraising activities. Other than having a shared director for an approximately two-month period in November and December 2004, there is no relationship between Azuracle and Outlander. Azuracle is not a successor company to Outlander; Azuracle became our office service provider when we terminated our agreement with Outlander, which had changed its course of business. PlayBOX (US), Outlander and Azuracle share office space, but there are no other relationships between these entities except as disclosed in the prospectus.

Industry Background, page 32

19.

We note your reference to data from IFPI Digital Music Report. For this data or any other data you cite, please provide us with the marked copies of the articles containing the data. Tell us whether the information you attribute to these sources is generally available to the public without charge or at a nominal cost and if so, please tell us where the information is available.

In response to the Staff’s comment, the Company has enclosed herewith a copy of the IFPI Digital Music Report, marked to show the references to the data cited in the prospectus. In addition, the Company has indicated in its disclosure that this Report is available at no charge from the IFPI website at http://www.ifpi.com/site-content/publications/publications.html.

PlayBOX Online Music Application, page 34

20.	We note your discussion of your “web designs” and website developers. We note it appears you have only one employee who appears to have little web development and design experience. Please revise to discuss the apparent outsourcing requirement of your web development and discuss Xeris’ role if any in the development or future development of websites.

In response to the Staff’s comment, the Company has revised its disclosure to clarify that web design and development is performed by independent website developers and designers that the Company hires on a project-by-project basis. Xeris performed the Company’s initial development work, but to date, the Company has been using another web designer to create specific interfaces for our clients.

21.

We note disclosure that the Little Bazaar is one example of your Bespoke interface. It appears you only have the one Bespoke interface. Please advise or revise to clearly indicate the limited number of active Bespoke or other interfaces.

In response to the Staff’s comment, the Company has revised its disclosure to clarify that The Little Bazaar is the Company’s only Bespoke interface to date.

22.

Please advise if PlayBOX runs its own primary and back-up Linux servers or contracts with another firm to provide service. What is the role of Open Hosting Ltd? Please also consider risk factor disclosure that addresses any material risk that you will be unable to guarantee 99.9% up-time.

In response to the Staff’s comment, the Company has revised its disclosure to clarify that the Company leases a Linux server from Open Hosting, Ltd., a dedicated server service. In addition, the Company has added a risk factor to discuss risks faced by the Company if it is not able to provide uninterrupted uptime to its website.

23.

In your response letter, please describe the status of the convertible loan financing, including the nature of the soliciting material that has been provided to investors. Are there any oral or written commitments entered into? Please describe the nature of the proposed investors, including whether any offers have been made to selling stockholders named in this registration statement. Discuss why you believe such offering does not involve directed selling efforts in the United States.

In response to the Staff’s comment, the Company hereby advises the Staff that the reference to this “convertible loan financing” is a reference to the $130,000 loan from Hillside Investment Corporation that Hillside converted into 520,000 of our shares, as described elsewhere in the prospectus (see, for example, numbered paragraph 4 of the “Selling Stockholder” section). Hillside is a selling stockholder listed in our prospectus.

Because this debt conversion has already been completed and is described elsewhere in the prospectus, the Company has deleted the reference to it in the “Management’s Discussion and Analysis or Plan of Operations”. The soliciting material that the Company provided to Hillside in connection with the offering of these shares was a Disclosure Statement that clearly indicated that the securities offered had not been registered under the Securities Act of 1933 and that the shares were proposed to be issued in reliance on a Regulation S exemption from the registration requirements of the Securities Act. This Disclosure Statement clearly indicated that the securities could not be reoffered for sale or resold or otherwise transferred except in accordance with the provisions of Regulation S, pursuant to an effective registration under the Securities Act or pursuant to an available exemption from registration under the Securities Act. The Company believes this offering did not involve directed selling efforts in the United States due to the fact that no activity was undertaken for the purpose, or could reasonably be expected to have the effect of conditioning the market in the United States for the convertible loans. Specifically, no advertising was undertaken either (i) in any publication with a general circulation in the United States, or (ii) in any publication outside of the United States. Finally, Hillside represented that it was not a “U.S. Person” as defined in Regulation S and was outside of the United States at the time of execution of the debt conversion.

24.

We note disclosure on page 38 that discusses ePDQ system for online payments. Please advise who is liable for any unauthorized charges on ePDQ System: the credit card issuer, PlayBOX, or another party.

In response to the Staff’s comment, the Company hereby advises the Staff that under the Barclaycard “ePDQ System”, the card issuer is responsible for any charges that are determined by Barclaycard to be unauthorized.

25.	Please provide support for your statement on page 41 that your service offers competitor matching at a much more affordable price.

In response to the Staff’s comment, the Company has deleted the statement that the Company offers competitor-matching services at a much more affordable price and has replaced it with a statement that the Company’s strategy is to provide services comparable to those of its competitors at what the Company believes to be lower prices based on its understanding of its competitors’ pricing. In addition, the Company has added disclosure to indicate that there can be no assurance that the Company’s competitors will not match, or even undercut, the Company’s pricing.

In further response to the Staff’s comment, the Company hereby advises the Staff that it has analyzed the pricing of various services provided by OD2, MPP Global Ltd. and 7 Digital Ltd. and believes that PlayBOX pricing is more affordable.

Compliance with Government Regulation, page 44

26.

We note your disclosure addresses government regulation in the United Kingdom. If you plan to expand to any other jurisdictions where there may be probable material governmental regulations please discuss them in this section. See Item 101(b)(9) and (8) of Regulation S-B. If not, consider revising to more clearly state your intent remains local and how that will impact your growth.

In response to the Staff’s comment, the Company has revised its disclosure in this section and in “Description of Business—Marketing—Marketing Activities to Date” to clarify that although the Company has a goal of expanding to other countries beyond the UK, it has no current plans to do so. Additional disclosure has been provided to confirm that the Company will have to analyze the government regulations that will apply in new markets and the consequential cost of compliance if the Company expands beyond the UK. The Company respectfully submits that because the Company’s current focus is on the UK market, it is implicit that its initial growth will be limited to that market such that no specific disclosure to that effect would be necessary to investors.

Competition, page 44

27.

Please discuss in materially complete terms the relative position in the current market in which you operate, including quantitative and qualitative information to the extent known. Although you claim competitive advantages there is little discussion of competitive disadvantages such as the size of and experience of your competitors. Further, it appears as if you will initially be marketing with artists in London, England. Consider describing your competition at the level at which you realistically expect to conduct business.

In response to the Staff’s comment, the Company has revised its disclosure to provide additional information regarding the market in which the Company operates, including general discussions of the relative size and experience of our most direct competitors, to the extent known. The Company has revised its disclosure to clarify that its current focus is on artists and small- to medium-sized companies in the UK and to provide additional disclosure regarding the three UK companies (7 Digital Ltd., MPP Global Ltd. and DA Recordings) that the Company believes form its most direct competition.

Management’s Discussion and Analysis or Plan of Operations, page 47

28.

You reported revenues from operations for the last fiscal year and the interim periods in the current fiscal year. As a result you should revise your “Management’s Discussion and Analysis or Plan of Operation” section to include information responsive to Item 303(b) and (c) of Regulation S-B. See Item 303 of Regulations S-B.

In response to the Staff’s comment, the Company has revised its disclosure to include information responsive to Item 303(b) and (c) of Regulation S-B.

Certain Relationships and Related Transactions, page 53

29.	Please provide details on the circumstances by which DeBondo Capital Inc. advanced expenses. Please advise why you have not filed any agreements in connection with such advance.

In response to the Staff’s comment, the Company advises that the advances were made by DeBondo Capital Inc. at the Company’s request in order to provide funds for the Company’s operating expenses. The advance was not subject to any written loan or other agreement. Accordingly, there is no agreement that can be filed in connection with the advance.

FINANCIAL STATEMENTS, PAGE 58

General

30.

The index to the financial statements appearing on page 58 refers to financial statements and an independent auditor’s report for Boyd Holdings Inc. as of and for the period ended September 30, 2005. However, these financial statements do not appear to be included in the filing. Review and revise a needed. Note that this comment also applies to the consent provided by your independent auditor and included as Exhibit 23.1

This observation appears to be in error, as the Boyd September 30, 2005 financial statements are included in the filing that is accessible via the SEC website.

PlayBOX (US) Inc.

Interim Consolidated Statements of Operations, page F-4

31.	Please explain your basis for recording the expense related to the PlayBOX intellectual property purchase as a non-operating expense. As part of your response, please refer to the authoritative guidance you relied upon in determining your accounting.

In response to the Staff’s comment, the Company has amended the interim consolidated statement of operations to clarify the presentation and classification of the purchased intellectual property as part of operating expense. The Company also explains its basis for recording the expense related to the PlayBOX intellectual property purchased as an operating expense in accordance with SFAS 86 as opposed to SOP 98-1 in the Company’s response to question 34 below. The Company has also amended the “Management’s Discussion and Analysis or Plan of Operation” section of the Amended Form SB-2 in order to reflect these changes to the interim consolidated financial statements.

Note 2. Significant Accounting Policies

Revenue Recognition, page F-9

32.

Currently, disclosure regarding your revenue recognition policy is general in nature and does not appear to provide sufficient specific disclosure with respect to the nature of the products or services you provide or the terms of the arrangements under which you provide them. Please provide us with the following:

  Clearly identify the products or services from which you will derive material amounts of revenue;

  Please describe to us the extent to which you sell software as part of your arrangements and indicate whether you account for any such sales in accordance with SOP 97-2. For arrangements that include software and are not accounted for under SOP 97-2, explain how you considered paragraph 2 of the SOP;

  Describe the material terms of your contracts under which you provide the products or services;

  Identify the elements included in each material type of revenue transaction;

  Identify all criteria considered in determining when to recognize revenue and explain how you determine when each of the identified criteria have been met;

  For transactions with multiple elements, describe each element and explain to us how you recognize the related revenue. Support your basis for accounting for any elements separately and explain how you determine whether the appropriate criteria have been met in order to recognize revenue; and

  Identify all authoritative literature that you have relied on in developing your revenue recognition policies. Indicate your basis for concluding that the identified literature is applicable, and that your policies comply with that literature. Explain how you considered that guidance of EITF 00-3.

Please be specific in your response. Consider revising the notes to your financial statements to provide corresponding disclosure.

In response to the Staff’s comment, the Company provides the following information with respect to the nature of its products and services, the terms under which they are provided, and its revenue recognition policy.

•	The Company will derive its material revenues from the following services. Provision of server bandwidth and hosting space.

24-hour a day customer support.

Creation and maintenance of web-based interfaces that may include the following features:

	o	Promotional information (including client news, artist reviews, event and show listings)

	o	A listing of the client’s songs

	o	A search engine

	o	Media streaming

	o	Links to other relevant websites

	o	Music sample downloads

	o	Free music download give-aways

	o	Music downloads available for purchase

	o	Secure payment processing

	o	User accounts and registration

	o	Demo song uploading (with the option to rate and comment available to members)

	o	Discussion forums

	o	Billing and reporting information

	o	A client administration login, allowing the client to manage the interface

	o	Hosting of the music content

	o	Digital rights management

	o	The ability to capture user data and send promotional emails

•

The Company’s revenues are generated through set-up and monthly hosting of web- based interfaces for its customers. The software that comprises the PlayBOX intellectual property is an integral part of the web-based interfaces, as the interfaces cannot function without it. The software is not sold, however the customer purchases the right to use the software and takes ownership of the web based interface that is served up from the software. When a customer’s monthly access is discontinued, the customer will no longer have access to the interface. .

•	SOP 97-2 was not used to develop the Company’s revenue recognition policy. Paragraph 2 of SOP 97-2 states that,

“This SOP provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing computer software. It should be applied to those activities by all entities that earn such revenue.”

Although the software is necessary for the Company’s sales, it is not sold, licensed or otherwise marketed to the customer. Rather, the Company retains the software and uses it to provide the interface set-up and hosting service.

This interpretation is in agreement with EITF 00-3, Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware, which concludes that,

“a software element covered by SOP 97-2 is only present in a hosting arrangement if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software… Arrangements that do not give the customer such an option are service contracts and are outside the scope of SOP 97-2.”

The Company’s customers may not, at any time, take possession of the software, run the software on its own hardware, or contract with another party to host the software. Therefore, the Company’s revenues fall outside the scope of SOP 97-2.

•
The material terms of the Company’s contracts under which it provides services are as follows.

The contracts provide for a six-month hosting term. Once the initial six-month term is completed, services will continue on a month-to-month basis until either party provides a minimum of thirty days’ written notice to terminate the services.

The contracts provide for a set-up fee for the creation, design customization and content upload of each client’s web-based interface.

The contracts provide for monthly fees, based on the amount of server bandwidth and hosting space used, as well as administrative fees.

The contracts provide for invoice payment terms of 14 days from the date of the invoice.

•
The elements of each material revenue transaction are as follows:

Set-up fees: these include charges for the creation, design customization and content upload of each client’s web-based interface.

Monthly fees: these are based on the amount of server space and bandwidth being used by each client. The client can monitor this usage via the reporting information available through the web-based interface.

Revenue shares: these are a set percent of music download purchases, as set out in each client’s contract

•	The Company’s revenues are accounted for in accordance with SAB 104, Revenue Recognition, which states,

“revenue generally is realized or realizable and earned when all of the following criteria are met.

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable, and

•	Collectibility is reasonable assured.”

This literature was relied on to develop the Company’s revenue recognition policy. It was determined that this literature was appropriate as it represents current SEC policy and is applicable to the types of revenue generated by the Company.

•	The criteria for revenue recognition identified in SAB 104 are applied to the Company’s sales as follows.

Persuasive evidence of an arrangement exists. This has occurred when the Company has a signed contract with the customer, setting out the terms of the services to be provided.

Delivery of the service has occurred. In the case of set-up fees, delivery occurs over the course of the web-based interface creation. In the case of monthly fees, delivery occurs at the end of a month, when hosting space, server bandwidth and customer support was available to the client for that month. In the case of revenue shares, delivery has occurred when a music download sale has been made.

The fee has been fixed or is determinable. Fees and fee rates are set out in the contracts made between the Company and its clients.

Collectibility is probable. This factor is considered on a case-by-case basis.

33.

You disclose that revenues from fixed price, long-term service and development contracts is recognized based on the percentage of services provided during the period compared to the total estimated services to be provided over the entire contract. Explain to us why you believe this revenue recognition policy is appropriate. As part of your response, provide the following:

•	Describe the specific services performed;

•	Also, describe all material terms of the arrangements under which the services are performed; and

•	Explain to us how you determine both the amount of service provided in a given period and the total services to be provided over the entire contract.

In response to the Staff’s comment, the Company provides the following information.

•	The services preformed by the Company are: Provision of server bandwidth and hosting space.

24-hour a day customer support.

Creation and maintenance of web-based interfaces that may include the following features:

	o	Promotional information (including client news, artist reviews, event and show listings)

	o	A listing of the client’s songs

	o	A search engine

o	Media streaming

o	Links to other relevant websites

o	Music sample downloads

o	Free music download give-aways

o	Music downloads available for purchase

o	Secure payment processing

o	User accounts and registration

o	Demo song uploading (with the option to rate and comment available to members)

o	Discussion forums

o	Billing and reporting information

o	A client administration login, allowing the client to manage the interface

o	Hosting of the music content

o	Digital rights management

o	The ability to capture user data and send promotional emails

•
The material terms of the Company’s contracts under which it provides services are as follows.

The contracts provide for a six-month hosting term. Once the initial six-month term is completed, services will continue on a month-to-month basis until either party provides a minimum of thirty days’ written notice to terminate the services.

The contracts provide for a set-up fee for the creation, design customization and content upload of each client’s web-based interface.

The contracts provide for monthly fees, based on the amount of server bandwidth and hosting space used, as well as administrative fees.

The contracts provide for invoice payment terms of 14 days from the date of the invoice.

•

Determination of the amount of service provided in a given period is as follows.

The amount of service provided for monthly hosting space and server bandwidth is monitored on a month-by-month basis by the Company.

The amount of service provided for set-up of the web-based interfaces is determined by comparing the number of hours that have been spent on the set-up to the total estimated hours that will be required to complete set-up.

Note 4. Agency Exploitation Agreement, page F-14

34.

We note that you have expensed the value assigned to the PlayBOX intellectual property. Explain to us, in detail your basis for this accounting. As part of your response, tell us your assessment of the stage of development of this technology when it was acquired. Explain how this assessment compares to the description provided under the heading “Development of the PlayBOX Application”, appearing on page 39 of your filing. Also, explain why you have evaluated the

PlayBOX application under SFAS 86 as opposed to SOP 98-1. See EITF 00-2 and EITF 00-3.

In response to the Staff’s comment, the Company provides the following information regarding its evaluation of the PlayBOX software under SFAS 86 as opposed to SOP 98-1:

•

The Company purchased and developed the PlayBOX software for the sole purpose of allowing its customers, through the Company’s web based interfaces, to sell their music from their websites. The customers purchase the access rights to this software on a contractual basis for 6 to 12 months. Consequently, the customers have full access rights to the use of the PlayBOX software while the contract is in effect.

•

The PlayBOX software was obtained by the Company for external use and accordingly was accounted for under SFAS 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, as opposed to SOP 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use.

•

In addition and in reference to certain of the following paragraphs under SOP 98-1, the Company concluded that it has properly accounted for the PlayBOX software under SFAS 86 where it was expensed as opposed to capitalized:

o

Per SOP 98-1, paragraph 12, “For purposes of this SOP, internal-use software has the following characteristics: (a) The software is acquired, internally developed, or modified solely to meet the entity’s internal needs; and (b) During the software’s development or modification, no substantive plan exists or is being developed to market the software externally.”

The Company acquired the PlayBOX software for external use and it was developed or modified externally in order to meet the needs of the Company’s customers. Additionally, during the development or modification of the PlayBOX software, a substantive marketing plan was already in place to market the application externally. Therefore, the PlayBOX software is for external use and is subject to the accounting prescribed by SFAS 86.

o

Per SOP 98-1, paragraph 15, “Computer software to be sold, leased, or otherwise marketed includes software that is part of a product or process to be sold to a customer and should be accounted for under SFAS 86.”

The PlayBOX software is an integral part of the web based interfaces created by the Company, which are marketed to its customers. Therefore, the PlayBOX software should be accounted for under SFAS 86.

35.

Tell us whether there was any relationship between you or PlayBOX Inc. and Keydata Technology Partnership at the time you acquired the intellectual property rights to the PlayBOX application. If so, describe the nature and extent of that relationship. Also, tell us when and how Keydata acquired the intellectual property.

In response to the Staff’s comment, the Company advises that there was no relationship between the Company or PlayBOX Inc. and The Keydata Technology Partnership 1 LLP at the time the Company acquired the intellectual property rights to the PlayBOX application. See “Description of Business—Corporate Organization—Ownership of the

PlayBOX Application” and “Certain Relationships and Related Transactions—PlayBOX Inc. and The Keydata Technology Partnership 1 LLP.” In further response to the Staff’s comment, the Company advises that Keydata acquired the intellectual property rights to the PlayBOX application from PlayBOX Inc. pursuant to a sales and purchase agreement. See “Description of Business—Corporate Organization—Ownership of the PlayBOX Application”.

PlayBOX Media Limited

Report of Independent Registered Public Accounting Firm, page F-20

36.

We note that you are incorporated in the state of Nevada. We further note that substantially all of your assets and operations appear to be located in the United Kingdom. In light of these considerations, please tell us why you engaged an auditor located in Canada to serve as your principal auditor. Also, tell us how the audits of your operations in the U.K. are conducted. For example, did your current auditor travel to the U.K. to conduct the audit or was another audit firm involved? If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, tell us who planned the audit, who supervised the audit, and the role played by any other audit firm or accountant in the audit in the U.K. Finally, please tell us whether you plan to continue to use your current auditor in the future in light of the location of your operations.

In response to the Staff’s comment, the Company advises that it is appropriate to have engaged an auditor located in Canada to serve as its principle auditor for the following reasons:

a.	Staley, Okada & Partners is registered with the United States Public Company Accounting Oversite Board.

b.	Staley, Okada & Partners is the public independent account for many SEC registrants including both foreign private issuers and U.S. domestic registrants.

c.	One of the Company’s founding majority shareholders has offices in Vancouver, Canada.

d.

Staley, Okada & Partners has been the Company’s auditor since inception. They are professional and qualified. Five of six partners of Staley, Okada & Partners, including the lead and concurring partners, are US qualified CPA’s and are registered in their respective states.

e.

The cost to the Company of obtaining a PCAOB registered auditor located in the United States would have been cost prohibitive. In addition, the Company’s initial attempts at securing a US auditor located in either the UK or the US was extremely difficult as many were not accepting clients either due to the Company’s size or they stated they were too busy.

f.

For business purposes it was convenient to have Staley, Okada & Partners as auditors since the Company’s US accountants and US legal counsel are also located in Vancouver, Canada. The books and records of the US Company are maintained in Vancouver, Canada. In addition, the minute book of the US Company is maintained in Vancouver, Canada at the office of the US legal council.

Tell us how the audits of your operations in the UK were conducted. (For example, did your current auditor travel to the UK to conduct the audit or was another audit firm involved?)

Tell us who planned the audit, who supervised the audit, and the role played by any other audit firm or accountant in the audit in the UK.

The Company advises that all of the UK audit work was performed in London by the Staley, Okada & Partners audit partner and staff. The audit was also planned and supervised by Staley, Okada & Partners. No other audit firm was involved.

Tell us whether you plan to continue to use your current auditor in the future in light of the location of your operations.

The Company intends to continue using the services of Staley, Okada & Partners in the future.

Note 4. Agency Exploitation Agreement, page F-34

37.	The final sentence of this note includes reference to Note 10c and 10d. However, the referenced notes do not appear to be included in the financial statements. Review and revise as needed.

This observation appears to be in error, as Notes 10c and 10d to the Playbox Media Limited September 30, 2005 financial statements are included in the filing that is accessible via the SEC website.

Where you can find More Information, page 59

38.	Please note the address of the SEC Headquarters is now 100F Street, N.E. Washington, D.C. 20549

In response to the Staff’s comment, the Company has made this correction.

39.

We note your statement that “[o]nce such effectiveness is granted, if ever, we plan to file a registration statement pursuant to the Exchange Act in order to register our common stock under Section 12(g) of the Exchange Act.” Please advise if risk factor or other disclosure is appropriate to convey to investors that you will only be subject to the 15(d) periodic reporting requirements, unless Section 12 registration takes place. For example, consider whether shareholders should be advised that you would not be subject to certain proxy, tender offer and beneficial ownership rules and reporting obligations.

In response to the Staff’s comment, the Company hereby advises the Staff that it intends to file an 8-A registration statement pursuant to the Exchange Act prior to or concurrently with the effectiveness of the SB-2 registration statement. As such, the Company submits that as risk factor or other disclosure as suggested in the Staff’s comment is not necessary.

Recent Sales of Unregistered Securities, page 62

40.	It appears registration rights were granted to [the creditor] in connection with the settlement of the outstanding loan. Please revise accordingly.

In response to the Staff’s comment, the Company has revised its disclosure to indicate that registration rights were granted.

Signature

41.	Please revise to include if true, that Mr. Burden is also executing the Form SB-2 as the controller or principal accounting officer. See instruction 1 to the “Signatures” section of Form SB-2.

In response to the Staff’s comment, the Company has amended the signature page of the Form SB-2 in order to disclose that Mr. Burden is also signing as principal accounting officer.

Exhibit 10.1

42.

We note Keydata Technology Partnership 1 LLP is listed on each page of the document but is not a signatory thereto. Please advise why they are listed on the bottom of each page, for example were they expected to initial each page.

In response to the Staff’s comment, the Company hereby advises the Staff that the listing of Keydata Technology Partnership 1 LLP on the bottom of each page of the Agency Exploitation Agreement is simply a reference footer, not a substantive part of the document. As disclosed in the prospectus, PlayBOX Inc. had licensed rights in the PlayBOX application to four licensees. After issuing that license, PlayBOX Inc. sold the rights to the PlayBOX application to Keydata Technology Partnership 1 LLP. Thus, at the time the Agency Exploitation Agreement was executed (March 30, 2004), Keydata was the owner of the rights to the PlayBOX application that had been licensed to the four licensees who then, under the Agency Exploitation Agreement, hired PlayBOX UK to serve as their agent to seek commercial opportunities with respect to their licensed rights.

Finally, the Company acknowledges that it will be required to furnish a letter to the Commission with the required “Tandy” language prior to the acceleration of the effective date of the Registration Statement.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7410.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl
Encls.

cc:	Ms. Christine Davis / Mr. Brad Skinner, Branch Chief
cc:	PlayBOX (US) Inc.
Attention: Mr. Robert Burden, CEO